UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2024

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Board Appointment dated 30 July 2024, prepared by WPP plc.

  For Immediate Release                                                                                                                                                                                                                                                                                                                                                                                                                                      30 JULY 2024

WPP plc ("WPP")

WPP APPOINTS PHILIP JANSEN AS NON-EXECUTIVE CHAIR OF THE BOARD

WPP (LSE/NYSE:WPP) today announces the appointment of Philip Jansen to its Board as a Non-Executive Director and Chair-designate. He will join the Board on 16 September 2024 and will succeed Roberto Quarta as Non-Executive Chair of WPP from 1 January 2025.

Philip was Chief Executive of BT Group from 2019 to February 2024. Before that he was CEO of Worldpay, the technology-led global payments services group. Previous roles include CEO and then Chairman of Brakes Group, and a variety of senior positions in Sodexo Group. Philip began his career at Procter & Gamble, going on to hold marketing director roles at Dunlop Slazenger and Telewest before moving into general management first at Telewest and then MyTravel. He was a non-executive director of Travis Perkins for four years.

Philip led Worldpay through the UK's largest ever fintech IPO, having overhauled its technology infrastructure and invested in areas such as data analytics and cyber security. He also led the merger with US counterpart Vantiv to create Worldpay Inc., the world's largest industry player, handling payments across 146 countries. At BT Group, the global provider of telecommunications and related digital services, he oversaw the strategy to modernise, future-proof and simplify the business.

Angela Ahrendts, Senior Independent Director of WPP, said: "Philip brings a valuable blend of experience, from leading technology and consumer goods companies to transforming large, complex organisations and creating significant value for shareholders. As a former marketer he understands our business, its clients and the opportunities ahead of us. We are delighted he is joining WPP."

Philip Jansen said: "Technology is changing the face of commerce, media and communications, and I am very excited to join a company at the forefront of this change. I look forward to working with my fellow board members and supporting Mark and his leadership team as they continue to transform WPP for the future."

Mark Read, CEO of WPP, said: "On behalf of the Board I would like to thank Roberto for his support for the leadership team and his exceptional contribution during more than nine years with WPP. He has helped to steer the company through significant challenges including the Covid-19 pandemic, overseen the restructuring of our portfolio to return WPP to financial stability, and guided the fundamental reshaping of our offer to meet the needs of modern marketing.

"Philip has deep insight into our industry from his marketing background and roles with technology and consumer goods companies, and I am very happy to welcome him to WPP."

Balbir Kelly-Bisla
Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com

ENDS

Notes

1.   The appointment of Philip Jansen was made by the Board on the recommendation of the Nomination and Governance Committee, which was chaired by Angela Ahrendts, WPP's Senior Independent Non-Executive Director. The Committee comprises Angela Ahrendts, Tom Ilube and Cindy Rose, and is chaired by Roberto Quarta. However, in accordance with good governance Roberto Quarta did not participate in this process.

2.   The Board determined that Philip Jansen is an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code.

3.   The Compensation Committee agreed Philip Jansen's fees. He will receive total fees of £575,000 per annum.

4.   In addition to being Chair, on joining the Board Philip Jansen will be appointed as a member of the Compensation Committee and the Nomination and Governance Committee and succeed Roberto Quarta as Chair of that Committee on 1 January 2025.

5.   Philip Jansen does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.

6.   There are no additional details to disclose under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of the appointment.

7.   Roberto Quarta will retire from the Board on 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 30 July 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary